

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2010

Mr. Yoon Seok Kang
Chief Executive Officer
Gravity Co., Ltd.
Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu
Seoul 121-795, Korea

> **Re: Gravity Co., Ltd.**
> **Form 20-F**
> **Filed June 1, 2010**
> **File No. 000-51138**

Dear Mr. Kang:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2009

Cover Page

1.   We note that you have checked "No" to the question relating to Interactive Data File compliance. A company should not start checking the cover page box relating to Interactive Data File compliance until it is required to submit those files. Refer to Question 105.04 of Corporation Finance's Compliance and Disclosure Interpretations of Exchange Act Forms.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 7. Equity Method Investment, page F-19

2.   We note your disclosure on page F-19 that you recorded equity losses relating to your investment in Online Game Revolution Fund No. 1 of Won 1,026 million, Won 5,119 million and Won 1,424 million in 2007, 2008 and 2009, respectively. Further, we note your statements on page 3 of your letter dated August 4, 2010 to the Office of the Chief Accountant, Division of Corporation Finance, that: 1) The partnership agreement for the Fund is set to terminate on December 31, 2010 and there are currently no plans for extension of the term; and 2) You do not expect a significant amount of distribution from the Fund in the future, including in the event of liquidation, as almost all of the games in which the Fund invested were not successful and resulted in losses for the Fund. Please tell us how you have considered the provisions of ASC 323-10-35-31 and ASC 323-10-35-32 in accounting for your investment, and what factors you have considered in determining that the carrying value of your investment and your future capital commitments are recoverable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

Stephen Krikorian
Accounting Branch Chief